UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Paul Keung
Name:	Paul Keung
Title:	Chief Financial Officer

Date: August 16, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 — Press Release	4

Exhibit 99.1

TAOMEE REPORTS SECOND QUARTER 2012 UNAUDITED FINANCIAL RESULTS

(Shanghai, China — Aug 16, 2012) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today reported its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial Highlights

•	Total net revenues were US$10.5 million, a slight increase of 0.4% from US$10.4 million in the first quarter 2012 and a decrease of 10.9% from US$11.8 million in the second quarter 2011.

•	Gross margin was 77.7% compared to 79.6% in the first quarter 2012 and 85.1% in the second quarter 2011.

•	Net income attributable to the holders of ordinary shares was US$3.2 million, compared with US$1.6 million in the first quarter of 2012 and US$4.3 million in the second quarter of 2011.

•

Basic and diluted earnings per ADS[1] were US$0.09 and US$0.08, respectively, compared with US$0.04 and US$0.04, respectively, in the first quarter 2012 and US$0.14 and US$0.13 respectively, in the second quarter 2011.

•	Non-GAAP net income attributable to holders of ordinary shares was US$3.8 million, compared with US$2.2 million in the first quarter 2012 and US$4.7 million in the second quarter of 2011.

•

Non-GAAP basic and diluted earnings per ADS were US$0.10 and US$0.10, respectively, compared with US$0.06 and US$0.06, respectively, in the first quarter 2012 and US$0.15 and US$0.14, respectively, in the second quarter 2011.

“For the second quarter of 2012, we delivered revenue results that exceeded our expectations, and achieved a new high of 43.7 million active users.” said Mr. Benson Wang, co-founder and chief executive officer of Taomee. “Our strategy to drive user growth by decelerating monetization activities and by introducing new online products is contributing to our overall brand influence as well as offline growth. In fact, offline revenues increased 78.2% year-on-year, due to strong performance of our merchandise licensing, publishing and film business.”

Mr. Wang continued, “We continue to invest in our brands and business lines to foster long term sustainable growth. In 2012, we have committed significant resources towards mobile, online video services and animation and we are encouraged by the early results. As of today, total downloads of our mobile application have exceeded 10 million and we are excited about the upcoming pipeline. Meanwhile, we believe we successfully expanded our brand influence though TV animations, which have been broadcasted on over

[1]	Each American Depositary Share (“ADS”) represents twenty ordinary shares

130 channels throughout Mainland China and Taiwan. Our Seer TV animation has been viewed over 100 million times on our online video site v.61.com. Looking ahead, we are extremely excited by the opportunities that lie ahead as we continue to build Taomee into a leading entertainment company in China.”

Operational Results for Second Quarter 2012

•

For the second quarter of 2012, the number of active accounts for the Company’s virtual worlds under operation in mainland China increased 3.1% to approximately 43.6 million from 42.3 million in the first quarter of 2012 and increased 81.6% from 24.0 million in the second quarter of 2011. Although the Company experienced typical downward seasonality in older Mole’s World and Seer virtual worlds, total active accounts still increased sequentially due to strong growth and contribution from other newer online products. The year-over-year increases were mainly driven by the demonetization strategy and the launch of new online products such as SeerII.

•

Active paying accounts for the Company’s virtual worlds under operation in mainland China slightly decreased to 1.8 million from 1.9 million in the first quarter of 2012 and down from 2.2 million in the second quarter of 2011.

•

The ARPU for the Company’s virtual worlds under operation in mainland China was RMB 30 (US$4.8) compared with RMB 31 (US$4.9) in the first quarter of 2012 compared to RMB 33 (US$5.1) for the second quarter 2011.

•

The number of downloads for the mobile applications operated by the Company was approximately 4.0 million in the second quarter of 2012 compared to approximately 3.0 million in the first quarter of 2012.

Unaudited Financial Results for Second Quarter 2012

Total Net Revenues

Total net revenues were US$10.5 million, compared with US$10.4 million in the first quarter 2012 and US$11.8 million in the second quarter 2011.

Net online business revenues were US$8.6 million, compared with US$9.3 million in the first quarter 2012 and US$10.7 million in the second quarter 2011. The quarter-over-quarter decrease was primarily due to seasonality as the second quarter has less non-school days compared to the first quarter. The year-over-year decrease was as a result of the Company’s continued strategy to temporarily decelerate monetization to attract new users and increase user stickiness.

Net offline business revenues were US$1.9 million, compared with US$1.1 million in the first quarter 2012 and US$1.1 million in the second quarter 2011. The sequential and year-over-year increase was mainly due to film revenues and expansion in interactive toys. The increases were also due to the sequential and year over year rise in revenue from merchandise and book licensing.

Total Cost of Services

Total cost of services was US$2.3 million, compared with US$2.1 million in the first quarter 2012 and US$1.8 million in the second quarter 2011.

Online business related costs were US$1.7 million, compared with US$1.7 million in the first quarter 2012 and US$1.5 million in the second quarter 2011. The slight sequential decrease was primarily due to the decrease of payroll expenses and hosting costs partially offset by the increase in bandwidth cost, the year-over-year increase was mainly due to an increase in both headcount costs and hosting costs partially offset by the decrease of rental expenses and prepaid card production costs.

Offline business related costs were US$0.6 million, compared with US$0.4 million in the first quarter 2012 and US$0.2 million in the second quarter 2011. The sequential and year-over-year cost increases were mainly due to expansion in interactive toys business.

Gross Profit and Gross Margin

Gross profit was US$8.1 million, compared with US$8.3 million in the first quarter 2012 and US$10.0 million in the second quarter 2011.

Gross margin was 77.7%, compared with 79.6% in the first quarter 2012 and 85.1% in the second quarter 2011.

Gross margin for the online business was 80.2%, compared with 81.4% in the first quarter 2012 and 85.9% in the second quarter of 2011.

Gross margin for the offline business was 66.4%, compared with 63.9% in the first quarter 2012 and 76.7% in the second quarter 2011.

Total Operating Expenses

Total operating expenses were US$7.5 million, compared with US$7.5 million in the first quarter 2012 and US$5.6 million in the second quarter 2011.

•

Product development expenses were US$3.0 million, compared with US$3.3 million in the first quarter 2012 and US$2.2 million in the second quarter 2011. The sequential decrease was mainly due to a decrease in payroll expenses and the year-over-year increases were primarily due to an increase in headcount in the mobile products, platform services and online video departments, share-based compensation and incremental costs related to new social welfare regulations.

•

Sales and marketing expenses were US$2.8 million, compared with US$2.2 million in the first quarter 2012 and US$1.7 million in the second quarter 2011. The sequential increase was mainly due to an increase in animation related expenses and in film promotion expenses for the two films, based on our franchises launched in late June and early July. The year-over-year increase was largely due to an increase in advertising expenses for both virtual worlds and mobile products, film promotion expenses and animation related expenses.

•

General and administrative expenses were US$2.7 million, compared with US$2.7 million in the first quarter 2012 and US$1.9 million in the second quarter 2011. The slight sequential decrease was largely due to a decrease in the professional service expenses and the year-over-year increase was mainly due to an increase in headcount expenses and share-based compensation.

Share of Profit / Loss in Equity Method Investment

Share of profit in equity method investment was US$0.4 million, compared with US$0.2 million in the first quarter 2012 and US$0.3 million in the second quarter 2011.

Profit from Operations

Profit from operations was US$0.7 million, compared with US$0.8 million in the first quarter 2012 and US$4.4 million in the second quarter 2011.

Income tax expenses / benefit

Income tax benefit was US$1.8 million in the second quarter of 2012, the sequential and year over year increase was due to the recognition of a one-time tax benefit of US$2.1 million as a result of approval for tax reduction for a prior year.

Net Income

Net income attributable to holders of ordinary shares was US$3.2 million, compared with US$1.6 million in the first quarter 2012 and US$4.3 million in the second quarter 2011.

Non-GAAP net income attributable to shareholders was US$3.8 million, compared with US$2.2 million in the first quarter 2012 and US$4.7 million in the second quarter 2011.

Basic and diluted earnings per ADS were US$0.09 and US$0.08 each, compared with US$0.04 and US$0.04, respectively, in the first quarter 2012, and US$0.14 and US$0.13, respectively in the second quarter 2011.

Non-GAAP basic and diluted earnings per ADS were US$0.10 and US$0.10 each, compared with US$0.06 and US$0.06 each, in the first quarter 2012, and US$0.15 and US$0.14, respectively in the second quarter 2011.

Cash and Cash Equivalents

As of June 30, 2012, the Company had US$122.0 million of cash and cash equivalents, compared with US$121.1 million as of March 31, 2012.

Share Repurchase Program

On November 22, 2011, Board of Directors of the Company approved a share repurchase program to repurchase up to US$10.0 million of its ADSs. During the second quarter of 2012, Taomee had repurchased approximately 56,756 ADSs. As of June 30, 2012 the Company has repurchased a total of 180,414 ADSs under this program with an average price of approximately $4.5 per ADS.

Business Highlights

In April 2012, Taomee further released six e-books for Apple iOS featuring the Mole’s World franchise; all six e-books reached the top download list in the first week of release.

In May 2012, Taomee co-launched mobile phones and tablets designed for children featuring Mole’s World and Seer franchises, further expanding electronic product offerings.

On June 28, 2012 and July 5, 2012, Taomee released two movies nationwide, Seer II and Legend of The Moles: The Treasure of Scylla. The two movies have each been shown on over 2,000 major screens across China. As of July 15 and July 22, 2012, Seer II and Legend of The Moles has generated over RMB 32.1 million (US$5.1 million) and RMB 24.1 million (US$3.8 million) in box office revenue2 respectively.

In June 2012, Shanghai Taomee Network Technology Co., Ltd., (“Shanghai Taomee”) formed Guangdong Taomee Animation Technology Co., Ltd. (“Guangdong Taomee”) and the entity will focus on interactive toy design and trading. Shanghai Taomee obtained 95% of the equity. Guangdong Taomee will be consolidated into the Company’s financial statements starting from June 1, 2012

In July & August 2012, Taomee commercially launched Mole’s World, its flagship online virtual world in South Korea and Thailand with local game operators, respectively.

In the second quarter of 2012, Taomee co-launched four new licensed mobile games with overseas partners on the Apple’s iOS platform, Further in August, 2012, Taomee also launched the Seer animation mobile application on Apple’s iOS platform.

Outlook for Third Quarter 2012

For the third quarter of 2012, Taomee estimates total net revenues to increase 10% quarter over quarter.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors

[2]	Box office figures of Seer II and Mole’s World II are according to www.EntGroup.cn understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00 a.m. Eastern Daylight Time (New York) on Thursday, August 16th, 2012 (which is 8:00 p.m. in China on Thursday, Aug 16, 2012).

The dial-in details for the live conference call are:
U.S. toll-free number	+1-866-519-4004
Hong Kong toll-free number	800-930-346
International dial-in number	+65-6723-9381
China Mainland dial-in number	400-620-8038
Passcode	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at

http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-presentations A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on August 16, 2012 through August 23, 2012 11:59p.m. Eastern Daylight Time. The dial-in details for the telephone replay are:

Conference ID number:	14833941
International dial-in number	+612-8235-5000
China dial-in number	10-800-1400386

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading family entertainment and media companies in Greater China. Its online user community is one of the largest in the region, which was widely trusted by millions of parents and caregivers across Asia.

For more information, please visit: http://www.taomee.com/en_taomee.html

•	Visit online virtual world communities at www.61.com

•	Watch animations and films at http://v.61.com/

•	Download mobile games and applications at http://m.61.com/

•	Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Na You

Taomee Holdings Limited

Email: ir@taomee.com

Tel: +86-18717748570

Taomee Holdings Limited — Unaudited Consolidated Balance Sheets

	In USD June 30 2012	In USD March 31 2012
ASSETS
Current assets:
Cash and cash equivalents	$122,006,731	$121,116,525
Accounts receivable	526,524	1,632,875
Income tax recoverable	149,812	—
Due from related parties	239,383	37,257
Prepayments and other current assets	2,198,656	1,383,307
Deferred tax assets, current	3,235,082	3,250,810

Total current assets	128,356,188	127,420,774

Investments in equity method investees	2,515,446	2,621,361
Property and equipment, net	1,709,818	2,024,995
Acquired intangible assets	1,373,921	1,380,600
Other assets	2,738,741	3,349,309

TOTAL ASSETS	$136,694,114	$136,797,039

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$211,843	$120,860
Income tax payable	—	2,345,854
Advance from customers	8,621,406	10,150,886
Due to related parties	107,365	116,127
Deferred revenue	13,119,482	13,251,808
Deferred tax liabilities, current	10,869	10,922
Accrued expenses and other current liabilities	5,704,377	5,433,793

Total current liabilities	27,775,342	31,430,250

Equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 728,427,520 and 728,427,520 shares issued; 728,427,520 and 733,786,372 outstanding as of March 31, 2012 and June 30, 2012, respectively)	14,698	14,569
Treasury stock	(255,354)	—
Additional paid-in capital	71,540,018	70,786,836
Retained earnings	35,359,414	32,150,790
Accumulated other comprehensive income	2,181,017	2,414,594

Total equity	$108,839,793	$105,366,789

Non-controlling interests	78,979	—

TOTAL LIABILITIES AND EQUITY	$136,694,114	$136,797,039

Taomee Holdings Limited — Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	June 30, 2012	March 31, 2012	June 30, 2011
Revenues:
Online business, net	$8,568,740	$9,331,748	$10,692,370
Offline business, net	1,904,624	1,098,999	1,068,729

Total net revenues	10,473,364	10,430,747	11,761,099

Cost of services
Online business	(1,695,167)	(1,735,379)	(1,502,720)
Offline business	(640,451)	(397,208)	(248,639)

Total cost of services	(2,335,618)	(2,132,587)	(1,751,359)

Gross profit	8,137,746	8,298,160	10,009,740

Operating income (expenses):
Product development	(2,983,713)	(3,264,035)	(2,212,485)
Sales and marketing	(2,835,240)	(2,205,483)	(1,678,841)
General and administrative	(2,711,214)	(2,732,887)	(1,896,278)
Other operating income	1,063,284	664,014	158,926

Total operating expenses	(7,466,883)	(7,538,391)	(5,628,678)

Profit from operations	670,863	759,769	4,381,062

Interest income, net	666,848	624,196	131,699
Other income (expenses), net	(282,010)	253,076	(5,115)

Income before income taxes and share of profit in equity method investments	1,055,701	1,637,041	4,507,646

Income tax benefit (expense)	1,778,930	(252,351)	(514,634)

Share of profit (loss) in equity method investments	373,994	215,250	342,979

Net income	3,208,625	1,599,940	4,335,991

Less: Deemed dividends on Series A convertible redeemable preferred shares	—	—	(81,085)

Net income attributable to holders of ordinary shares	$3,208,625	$1,599,940	$4,254,906

Earnings per ADS
-Basic	$0.09	$0.04	$0.14

-Diluted	$0.08	$0.04	$0.13

Weighted average number of shares used in calculation

-Basic	730,769,890	728,427,520	514,972,527

-Diluted	756,963,311	756,386,776	537,289,764

	In USD, except for share data For three months ended
	June 30, 2012	March 31, 2012	June 30, 2011
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$3,776,689	$2,166,858	$4,709,962
Share-based compensation	(568,064)	(566,918)	(455,056)

GAAP net income attributable to holders of ordinary shares	$3,208,625	$1,599,940	$4,254,906

Non-GAAP diluted earnings per ADS
-Basic	$0.10	$0.06	$0.15

-Diluted	$0.10	$0.06	$0.14